UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SANDRIDGE PERMIAN TRUST

(Name of Subject Company)

SANDRIDGE PERMIAN TRUST

(Name of Person(s) Filing Statement)

COMMON UNITS OF BENEFICIAL INTEREST

(Title of Class of Securities)

80007A102

(CUSIP Number of Class of Securities)

The Bank of New York Mellon Trust Company, N.A., Trustee

601 Travis Street, 16th Floor

Houston, Texas 77002

(512) 236-6555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With copies to:

Troy Harder

Bracewell LLP

711 Louisiana Street, Suite 2300

Houston, Texas 77002

☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

The name, address and telephone number of the subject company are as follows:

SandRidge Permian Trust

c/o The Bank of New York Mellon Trust Company, N.A., as Trustee

601 Travis Street, 16th Floor

Houston, Texas 77002

(512) 236-6555

The title and number of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates are 52,500,000 outstanding common units of beneficial interest (“Common Units”) as of October 27, 2020.

Item 2.	Identity and Background of Filing Person.

The name, address and telephone number of the filing person are as follows:

SandRidge Permian Trust

c/o The Bank of New York Mellon Trust Company, N.A., as Trustee

601 Travis Street, 16th Floor

Houston, Texas 77002

(512) 236-6555

The Trust’s website is https://per.q4web.com/home/default.aspx. The information on the Trust’s website should not be considered a part of this Schedule 14D-9.

The filing person is the Trust acting through its trustee, The Bank of New York Mellon Trust Company, N.A. (the “Trustee”). This Schedule 14D-9 relates to the tender offer statement that was filed on behalf of PEDEVCO Corp. (“PEDEVCO”) and its wholly owned subsidiary, SRPT Acquisition, LLC (the “Offeror”), relating to the offer by the Offeror to exchange each outstanding unit of beneficial interest of the Trust for 4/10ths of one share of PEDEVCO common stock. The offer is subject to the terms and conditions set forth in the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) by the Offeror on October 13, 2020 and the Offer to Exchange dated October 13, 2020 (the “Offer to Exchange”) included in the Registration Statement on Form S-4 filed with the SEC by the Offeror on October 13, 2020 (the “Registration Statement”). The Offer to Exchange and the related Letter of Transmittal filed as an exhibit to the Registration Statement together constitute the “Offer”.

According to the Offer to Exchange, the address of the principal executive office of the Offeror is 575 N. Dairy Ashford, Energy Center II, Suite 210, Houston, Texas 77079.

As of October 13, 2020, the Offeror represented in the Offer to Exchange that it did not own any Common Units of the Trust.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of the Trustee, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Trust or any of its affiliates, on the one hand, and (1) the Trustee or (2) PEDEVCO, the Offeror or their respective executive officers, directors or affiliates, on the other hand.

Item 4.	The Solicitation or Recommendation.

The Trust is a statutory trust formed under the Delaware Statutory Trust Act pursuant to a trust agreement, as amended and restated, by and among SandRidge Energy, Inc. (“SandRidge”), as Trustor, The Bank of New York Mellon Trust Company, N.A., as Trustee, and The Corporation Trust Company, as Delaware Trustee (the “Delaware Trustee”) (such amended and restated trust agreement, as amended to date, the “Trust Agreement”) in May 2011. The Trust’s affairs are administered by the Trustee. The Trust has no directors, executive officers or employees.

The Trust was formed to own royalty interests (the “Royalty Interests”) in specified oil and natural gas properties located in Andrews County, Texas (the “Underlying Properties”) conveyed by SandRidge to the Trust pursuant to the terms set forth in conveyancing documents effective April 1, 2011 (the “Conveyances”) concurrent with the initial public offering and sale of 34,500,000 Common Units in August 2011 (the “Offering”). As consideration for conveyance of the Royalty Interests, the Trust remitted the net proceeds of the offering, along with 4,875,000 Common Units and 13,125,000 unregistered subordinated units of the Trust (“Subordinated Units”), to certain wholly owned subsidiaries of SandRidge.

The Royalty Interests entitle the Trust to receive (a) 80% of the proceeds (after deducting post-production costs and any applicable taxes) from the sale of oil, natural gas and natural gas liquids (“NGL”) production attributable to the net revenue interest of SandRidge in 517 oil and natural gas wells drilled and completed as of April 1, 2011 on the Underlying Properties, including 21 wells awaiting Completion at that time, and (b) 70% of the proceeds (after deducting post-production costs and any applicable taxes) from the sale of oil, natural gas and NGL production attributable to the net revenue interest in 888 development wells drilled and completed by an affiliate of SandRidge pursuant to the terms of a development agreement between the Trust and SandRidge (the “Trust Development Wells”) within an area of mutual interest designated in the development agreement. The development agreement obligated SandRidge to drill and complete the Trust Development Wells by March 31, 2016. SandRidge fulfilled this obligation in November 2014, and, as a result, the development agreement terminated and the Subordinated Units issued to SandRidge were converted to Common Units in January 2016 pursuant to the terms of the Trust Agreement.

On November 1, 2018, SandRidge sold all of its interests in the Underlying Properties and all Common Units which it owned to Avalon Energy, LLC, a Texas limited liability company. In connection with this transaction, Avalon Exploration and Production LLC, an affiliate of Avalon Energy, LLC, assumed all of SandRidge’s obligations under the Trust Agreement and the administrative services agreement between SandRidge and the Trust. Avalon Energy, LLC and Avalon Exploration and Production LLC are herein collectively referred to as “Avalon”.

The Trust’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “2019 Form 10-K”) contains a description of the Trust, a description of the Common Units, information regarding the Royalty Interests and the other information required to be included in such report as filed with the SEC, a copy of which is filed as Exhibit 99.1(e)(1) to this Schedule 14D-9 and incorporated herein by reference. The provisions governing the Trust are complex and extensive and no attempt has been made herein or was made in the 2019 Form 10-K to describe or reference all such provisions. The 2019 Form 10-K contains a general description of the basic framework of the Trust and a summary of the material terms of the Trust Agreement, and detailed provisions concerning the Trust may be found in the Trust Agreement, which is filed as an exhibit to the Trust’s 2019 Form 10-K.

The Trust is passive in nature and neither the Trust nor the Trustee has any control over, or responsibility for, any operating or capital costs related to the Underlying Properties. The business and affairs of the Trust are administered by the Trustee. However, the Trustee has no authority over or responsibility for, and no involvement with, any aspect of the oil and natural gas operations or other activities with respect to the Underlying Properties.

The duties and powers of the Trustee are specified in the Trust Agreement and by the laws of the State of Delaware, except as modified by the Trust Agreement. The Trust Agreement provides that the Trustee does not have any duties or liabilities, including fiduciary duties, except as expressly set forth in the Trust Agreement, and the duties and liabilities of the Trustee as set forth in the Trust Agreement replace any other duties and liabilities, including fiduciary duties, to which the Trustee might otherwise be subject.

The Trustee’s principal duties consist of:

•	collecting cash proceeds attributable to the Royalty Interests;

•	paying expenses, charges and obligations of the Trust from the Trust’s assets;

•	making cash distributions to the Trust unitholders in accordance with the Trust Agreement;

•	causing to be prepared and distributed a Schedule K-1 for each Trust unitholder and preparing and filing tax returns on behalf of the Trust; and

•	causing to be prepared and filed reports required to be filed under the Exchange Act and under the rules of any securities exchange or quotation system on which the Trust units are listed or admitted to trading.

Section 3.03 of the Trust Agreement expressly provides that the Trustee shall not, in its capacity as the Trustee of the Trust, engage in any business or investment activity of any kind whatsoever except for the activities permitted in the Trust Agreement.

Accordingly, the Trustee is not authorized, within the express terms of its duties and responsibilities under the Trust Agreement, and therefore is unable, to take a position with respect to the Offer.

The Trustee does not own any Common Units and, accordingly, does not plan to tender Common Units pursuant to the Offer. The Trust does not have any directors, officers or employees.

Although the Trustee is not making a recommendation with respect to the Offer, the Trustee believes that the Unitholders, in conjunction with advice from each Unitholder’s financial, tax, legal and other advisors, should carefully consider the following information and the information set forth in the 2019 Form 10-K, a copy of which is filed as Exhibit 99.1(e)(1) to this Schedule 14D-9 and incorporated herein by reference, and in the Trust’s Quarterly Report on Form 10-Q for the period ended June 30, 2020, a copy of which is filed as Exhibit 99.1(e)(2) to this Schedule 14D-9 and incorporated herein by reference, in making their own decisions of whether to accept or reject the Offer:

Trust Agreement Provisions

The Trust Agreement provides, among other provisions, that:

1.	the Trust cannot engage in any business activity or acquire any assets other than the Royalty Interests and specific short-term cash investments;

2.	Avalon may, without the consent or approval of the Trust unitholders, require the Trust to release Royalty Interests with an aggregate value of up to $5.0 million during any 12-month period in connection with a sale by Avalon of a portion of its retained interest in the Underlying Properties;

3.	the Trustee may establish a cash reserve for payment of any liability that is contingent or not currently payable;

4.	the Trustee may borrow funds to pay Trust liabilities if repaid in full prior to further distributions to unitholders;

5.	the Trustee will make quarterly cash distributions to Unitholders; and

6.	the Trust will dissolve and begin to liquidate on March 31, 2031 (the “Termination Date”), unless sooner dissolved pursuant to the terms of the Trust Agreement as described below and will soon thereafter wind up its affairs and terminate. At the Termination Date, 50% of the Royalty Interests will revert automatically to Avalon. The remaining 50% of the Royalty Interests will be sold at that time, and the net proceeds of the sale, as well as any remaining Trust cash reserves, will be distributed to the unitholders on a pro rata basis, subject to Avalon's right of first refusal to purchase the Royalty Interests retained by the Trust at the Termination Date. The Trust may also dissolve should one of the following events occur prior to the Termination Date:

a)	the Trust sells all of the Royalty Interests,

b)	cash available for distribution for any four consecutive quarters, on a cumulative basis, is less than $5.0 million,

c)	the Trust unitholders approve an earlier dissolution of the Trust, or

d)	the Trust is judicially dissolved pursuant to the Delaware Statutory Trust Act.

Distributions

The Trustee makes quarterly cash distributions of substantially all of its cash receipts, after deducting amounts for the Trust’s administrative expenses, property taxes and Texas franchise taxes, and cash reserves withheld by the Trustee, on or about the 60th day following the completion of each quarter. Each distribution covers production for a three-month period. The amount of Trust revenues and cash distributions to Trust unitholders depends on:

•	oil, natural gas and NGL prices received;

•	volume of oil, natural gas and NGL produced and sold;

•	post-production costs (which includes internal costs and third person costs incurred by Avalon) and any applicable taxes; and

•	the Trust’s general and administrative expenses.

The amount of the quarterly distributions will fluctuate from quarter to quarter, depending on the factors discussed above. There is no minimum required distribution.

If at any time the Trust’s cash on hand (including available cash reserves) is not sufficient to pay the Trust’s ordinary course administrative expenses as they become due, the Trust may borrow funds from the Trustee or other lenders, including Avalon, to pay such expenses. The Trustee has not loaned and does not intend to lend funds to the Trust. If such funds are borrowed, no further distributions will be made to Trust unitholders (except in respect of any previously determined quarterly distribution amount) until the borrowed funds have been repaid.

The Trust Agreement provides that, if at any time the Trust’s cash on hand (including available cash reserves) is not sufficient to pay the Trust’s ordinary course administrative expenses as they become due, Avalon (as assignee of SandRidge) will, at the Trustee’s request, loan funds to the Trust necessary to pay such expenses. Any such loan will be on an unsecured basis, and the terms of such loan will be substantially the same as those which would be obtained in an arms’ length transaction between Avalon and an unaffiliated third party. If Avalon provides such funds to the Trust, Avalon may permit the Trust to make distributions prior to Avalon being repaid for such loan. In addition, Avalon would become a creditor of the Trust and its interest as a creditor could conflict with the interests of other Trust unitholders. The Trust did not borrow funds from SandRidge, and to date, the Trust has not borrowed funds from Avalon.

As reported in the Trust’s Current Report on Form 8-K filed on April 23, 2020, Avalon informed the Trustee that Avalon would be unable to pay on a timely basis the approximately $4.65 million it owes the Trust, which reflects the quarterly distribution amount for the three-month period ended March 31, 2020 (which primarily relates to production attributable to the Trust’s interests from December 1, 2019 to February 29, 2020) of approximately $3.73 million, or $0.071 per unit, together with approximately $0.73 million of Trust expenses and $0.19 million to be withheld by the Trustee for the Trust’s previously disclosed cash reserve for future known, anticipated or contingent expenses or liabilities of the Trust. Consequently, the Trustee was unable to make the quarterly distribution to unitholders. In accordance with the terms of the Conveyances, the unpaid amount owed the Trust will accrue interest at the rate of interest per annum publicly announced from time to time by The Bank of New York Mellon Trust Company, N.A. at its “prime rate” in effect at its principal office in New York City until paid to the Trust. The accrued interest from May 15, 2020 to June 30, 2020 was approximately $19,000. Avalon has informed the Trustee that Avalon intends to make the payment of the distribution to the Trust, with interest in accordance with the Conveyances, when funds are available to do so; however, as discussed below, Avalon believes it will be unable to generate sufficient cash to make all future quarterly payments to the Trust on a timely basis.

Avalon has informed the Trustee that Avalon is using its commercially reasonable efforts to preserve the oil and gas leases burdened by the Royalty Interests so that in the future, assuming that oil prices return to a profitable level, the Trust will still hold its Royalty Interests, and Trust unitholders may have the opportunity to receive future quarterly distributions. Avalon also has informed the Trustee that it believes that continuing production from those Trust Wells required to preserve such leases is preferable to stopping production, as the failure to continue production would result in a termination of Avalon’s working interest in such Trust Wells and, therefore, the Royalty Interests, which would have a material adverse effect on the Trust’s financial condition. Avalon has reported to the Trustee that Avalon therefore used revenues it received during the production period from December 1, 2019 to February 29, 2020 to pay the operating expenses necessary to maintain production from the Trust Wells and to pay oil and gas lessor royalties, as the proceeds attributable to Avalon’s net revenue interest in the Underlying Properties was insufficient to cover all such costs. Avalon had anticipated that revenues from the quarterly production period commencing March 1, 2020 would be sufficient to fund the quarterly payment to the Trust for the quarter ended March 31, 2020; however, revenues from the quarterly production period commencing March 1, 2020 were insufficient to generate the cash needed to make the quarterly payment to the Trust for the quarter ended March 31, 2020 due to the sharp drop in crude oil prices during the first quarter of 2020. In April 2020, Avalon informed the Trustee that due to Avalon’s decision to prioritize the preservation of oil and gas leases burdened by the Royalty Interests, coupled with the sharp decline in oil and gas prices since the beginning of 2020, at that time Avalon did not believe it would be able to generate sufficient cash for quarterly payments to the Trust for the foreseeable future. However, with the partial recovery of crude oil prices since the end of April 2020 and with increased cost-cutting efforts, Avalon was able to make a payment of approximately $1.7 million to the Trust for the three-month period ended June 30, 2020 (which primarily relates to production attributable to the Trust’s Royalty Interests from March 1, 2020 to May 31, 2020), and the Trust made a quarterly distribution to Trust unitholders of $652,000 for that period. In addition, on October 22, 2020, the Trust announced a quarterly distribution for the three-month period ended September 30, 2020 (which primarily relates to production attributable to the Trust’s Royalty Interests from June 1, 2020 to August 31, 2020) of approximately $1.7 million to Trust unitholders.

Impairment of Investment in Royalty Interests

On a quarterly basis, the Trust evaluates the carrying value of the investment in Royalty Interests by comparing the undiscounted cash flows expected to be realized from the Royalty Interests to the carrying value. If the expected future undiscounted cash flows are less than the carrying value, the Trust recognizes an impairment loss for the difference between the carrying value and the estimated fair value of the Royalty Interests, which is determined using future cash flows of the net oil, natural gas and NGL reserves attributable to the Royalty Interests, discounted at a rate based upon the weighted average cost of capital of publicly traded royalty trusts. The weighted average cost of capital is based upon inputs that are available in the public market. The future cash flows of the net oil, natural gas and NGL reserves attributable to the Royalty Interests utilizes the oil and natural gas futures prices readily available in the public market adjusted for differentials and estimated quantities of oil, natural gas and NGL reserves that geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing economic and operating conditions. As there are numerous uncertainties inherent in estimating quantities of proved reserves, these quantities are a significant unobservable input resulting in the fair value measurement being considered a level 3 measurement within the fair value hierarchy.

During the six-month period ended June 30, 2020, due to the sharp decline in oil and gas prices since the beginning of 2020, the Trust recorded an impairment in the carrying value of the Investment in Royalty Interests of $77.1 million. The impairment resulted in a non-cash charge to trust corpus and did not affect the Trust’s distributable income. There were no impairments in the carrying value of the investment in Royalty Interests during the three- or six-month periods ended June 30, 2019. Material write-downs in subsequent periods may occur if commodity prices continue to decline. Any impairment would result in a non-cash charge to trust corpus and would not affect the Trust’s distributable income.

Going Concern and Potential Early Termination of the Trust

During April 2020, as a result of increased production costs necessary to operate the Underlying Properties, coupled with the sharp decline in oil and gas prices since the beginning of 2020, Avalon informed the Trustee that Avalon would be unable to pay on a timely basis the quarterly distribution amount it owes to the Trust for the three-month period ended March 31, 2020 and believes it would be unable to generate sufficient cash for quarterly payments to the Trust for the foreseeable future. Although the Trust has since announced quarterly distributions for the three-month periods ended June 30, 2020 (which primarily relates to production attributable to the Trust’s Royalty Interests from March 1, 2020 to May 31, 2020) and September 30, 2020 (which primarily relates to production attributable to the Trust’s Royalty Interests from June 1, 2020 to August 31, 2020) of approximately $652,000 and $1,732,000, respectively, there is no assurance that Avalon will be able to make distributions in subsequent calendar quarters or pay the quarterly payment amount it owes the Trust for the three-month period ended March 31, 2020. Assuming that Avalon is unable to make the quarterly payment to the Trust for the three-month period ended March 31, 2020 or future quarterly payments, cash available for distribution for the four consecutive quarters ending December 31, 2020, on a cumulative basis, may fall below $5.0 million, which would require the Trust to commence termination shortly after the quarterly cash distribution would be required to be made in February 2021. If that early termination event occurs, the Trustee will be required to sell all of the Trust’s remaining assets and liquidate the Trust. Due to this uncertainty, there was substantial doubt regarding the Trust’s ability to continue as a going concern within one year after the date that the financial statements for the period ended June 30, 2020 were issued. The Trust’s financial statements included in the Trust’s Quarterly Report on Form 10-Q for the period ended June 30, 2020 do not include any adjustments that might result from the outcome of this uncertainty.

Sale of Assets

Under the Trust Agreement, Avalon may, without the consent or approval of the Trust unitholders, require the Trust to release Royalty Interests with an aggregate value of up to $5.0 million during any 12-month period in connection with a sale by Avalon of a portion of its retained interest in the Underlying Properties. On October 13, 2020, Avalon notified the Trustee that Avalon had entered into a purchase and sale agreement with Montare Resources I, LLC (“Montare”) for the sale of certain wells and leasehold interests (the “Assets”) in which the Trust owns Royalty Interests. As permitted under the Trust Agreement, the Assets have been sold to Montare unburdened by the Trust’s Royalty Interests, and the Trust has received approximately $4.9 million for the Royalty Interests required to be released by the Trustee in connection with the sale of the Assets. According to Avalon, based on a valuation provided by an independent petroleum engineering firm, the fair value of the Royalty Interests required to be released represents approximately 31.8% of the total fair value of the Royalty Interests owned by the Trust immediately prior to the sale. The proceeds received will be distributed by the Trust, less any withholdings as determined by the Trustee, to unitholders with the quarterly distribution, if any, for the three-month period ending December 31, 2020 (which primarily relates to production attributable to the Trust’s Royalty Interests from September 1, 2020 to November 30, 2020) in accordance with the terms of conveyances granting the Royalty Interests to the Trust. Such distribution is expected to occur in late February 2021.

Trustee Compensation

Pursuant to the Trust Agreement, the Trust pays the Trustee an annual administrative fee, which until April 1, 2017 was $150,000. The annual fee can be adjusted for inflation by no more than 3% in any year through 2030. The annual administrative fee, which was adjusted for inflation in July 2020, currently is approximately $163,000. The Trustee received approximately $158,000 in 2019. In addition, under the Trust Agreement the Trust is obligated to pay the Delaware Trustee an annual fee of $2,400 throughout the life of the Trust.

Liability of the Trustee

In carrying out its powers and performing its duties to Trust unitholders, the Trustee may act directly or in its discretion (at the expense of the Trust) through agents pursuant to agreements entered into with any of them, and the Trustee will be liable to the Trust unitholders only for its own willful misconduct, acts or omissions made in bad faith, gross negligence, or taxes, fees or other charges based on any fees, commissions or compensation received by it in connection with any of the transactions contemplated by the Trust Agreement. The Trustee will not be liable for any act or omission of its agents unless the Trustee acted with willful misconduct, bad faith or gross negligence in its selection and retention of such agents. The Trustee and its affiliates, as well as each of its agents (including Avalon when acting in its capacity as an agent), will be indemnified and held harmless by, and receive reimbursement from, the Trust against and from any liability or cost that it incurs individually in the administration of the Trust, except in cases of willful misconduct, bad faith or gross negligence. The Trustee has a lien on the assets of the Trust as security for this indemnification and its compensation earned as Trustee. Trust unitholders will not be liable to the Trustee for any indemnification. The Trustee ensures that all contractual liabilities of the Trust are limited to the assets of the Trust. The Trustee has not loaned and does not intend to lend funds to the Trust.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used.

No persons or classes of persons have been employed, retained or are to be compensated to make recommendations in connection with this transaction.

Item 6.	Interest in Securities of the Subject Company.

Neither the filing person, nor any person within the scope of the instructions to Item 1008(b) of Regulation M-A, engaged in any transaction in the subject securities in the past 60 days. The Trust has no directors or executive officers.

Item 7.	Purposes of the Transaction and Plans or Proposals.

The Trust (here the subject company) is not undertaking or engaged in any negotiations in response to the Offer that relate to:

1.	A tender offer or other acquisition of the subject company’s securities by the filing person, any of its subsidiaries or any other person; or

2.

a.	Any extraordinary transaction, such as a merger, reorganization or liquidation, involving the subject company (which has no subsidiaries);

b.	Any purchase, sale or transfer of a material amount of assets of the subject company (which has no subsidiaries); or

c.	Any material change in the present dividend rate or policy, or indebtedness or capitalization of the subject company.

Item 8.	Additional Information.

Forward-Looking Statements. This Schedule 14D-9 includes “forward-looking statements” about the Trust, Avalon and other matters discussed herein that are subject to risks and uncertainties within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical fact included in this document are forward-looking statements. Actual outcomes and results may differ materially from those projected. Forward-looking statements are generally accompanied by words such as “estimate,” “target,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “could,” “may,” “foresee,” “plan,” “goal,” “should,” “intend” or other words that convey the uncertainty of future events or outcomes. The Trust has based these forward-looking statements on its current expectations and assumptions about future events. These statements are based on certain assumptions made by the Trust in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors the Trust believes are appropriate under the circumstances. However, whether actual results and developments will conform with the Trust’s expectations and predictions is subject to a number of risks and uncertainties, including the risk factors discussed in Item 1A of the Trust’s 2019 Form 10-K and in Item 1A of Part II of the Trust’s Quarterly Report on Form 10-Q for the period ended June 30, 2020, which could affect the future results of the energy industry in general, and the Trust and Avalon in particular, and could cause those results to differ materially from those expressed in such forward-looking statements. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Avalon’s business or the Trust’s results. Such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in such forward-looking statements. The Trust undertakes no obligation to publicly update or revise any forward-looking statements.

Item 9.	Exhibits.

99.1(a)(1)	SandRidge Permian Trust Press Release dated October 14, 2020.

99.1(a)(2)	SandRidge Permian Trust Press Release dated October 27, 2020.

99.1(e)(1)	SandRidge Permian Trust’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 is incorporated herein by reference.

99.1(e)(2)	SandRidge Permian Trust’s Quarterly Report on Form 10-Q for the period ended June 30, 2020 is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SANDRIDGE PERMIAN TRUST
	By:	The Bank of New York Mellon Trust Company, N.A., Trustee

Date: October 27, 2020	By:	/s/ Sarah Newell
Sarah Newell
Vice President